Exhibit 99.11

Press Release

North Sea: Total increases its share in the Danish Underground Consortium

Paris, 25 September 2018 - Total has agreed to purchase from Chevron all the share capital of Chevron Denmark Inc. which holds a 12% interest in the Danish Underground Consortium (DUC), a 12% interest in Licence 8/06, and a 7.5% interest in the Tyra West pipeline. The transaction remains subject to approval of partners and the relevant authorities.

The acquisition will increase Total’s operated share of DUC from 31.2% to 43.2%, the other partners of the consortium are Shell (36.8%) and Nordsofonden (20%, owned by the Danish State).

“Following the completion of the Maersk Oil acquisition, this deal is a great opportunity to further expand our presence on the Danish Shelf and increase our interest in an asset operated by Total. We will further benefit from the ongoing redevelopment of the Tyra field,” explains Michael Borrell, Senior Vice President, North Sea and Russia. ”This new transaction demonstrates our commitment to the development of the DUC and to the expansion of Total’s presence in Denmark.”

Danish Underground Consortium

The consortium, which started production in 1972, currently operates 15 fields, all located in the Central Graben sector of the North Sea. It covers nearly 90% of the Danish oil and gas production. In 2017 the production averaged 182,000 barrels of oil equivalent per day (boe/d).

The start-up of the Tyra gas field after redevelopment, sanctioned by the DUC partners in December 2017, is planned in 2022. It will enable a production capacity of 60,000 boe/d.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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